Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-171568 on Form S-8 and Registration Statement No. 333-171866 on Form F-3 of Baytex Energy Corp. and subsidiaries ("Baytex") and to the use of our reports dated March 2, 2016 relating to the consolidated financial statements of Baytex and the effectiveness of Baytex's internal control over financial reporting appearing in this Annual Report on Form 40-F of Baytex for the year ended December 31, 2015.

/s/ Deloitte LLP
Chartered Professional Accountants, Chartered Accountants
March 17, 2016
Calgary, Canada